KEYCORP
127 PUBLIC SQUARE
CLEVELAND, OHIO 44114-1306
February 7, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4563
Washington, DC 20549
Attention: Christian N. Windsor, Special Counsel

Re:	KeyCorp Definitive 14A Filed March 21, 2007 File Number 01-11302
Dear Mr. Windsor:
     KeyCorp, an Ohio corporation (“we,” “us” or the “Company”), is submitting this letter in response to the second comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated January 14, 2008 (the "Comment Letter”), with respect to the Company’s definitive proxy statement on Schedule 14A filed on March 21, 2007 (the “2007 Proxy Statement”).
     Below is the Company’s response to the comment contained in the Comment Letter. For the convenience of the Staff, we have repeated the Staff’s comment before the response.
Compensation Discussion and Analysis, page 39
1.	In your response to prior comment 11, you indicate that Keycorp determined that the disclosure of the performance targets for both the short term and long term incentive programs are confidential. Please confirm that you will disclose your performance targets or supplement your analysis by identifying how a competitor’s extrapolation from disclosed targets could yield strategic information which could be used to counter business actions taken by Keycorp. To the extent that your confidentiality analysis differs for different targets, including the individual business group targets of the named executives, please provide separate analysis addressing differences in your competitive harm determination.

Securities and Exchange Commission
February 7, 2008

     Response:
Background
     As disclosed in the 2007 Proxy Statement and in our response to the first comment letter from the Staff dated August 21, 2007 (the “Original Comment Letter”), we deliver incentive compensation in two ways: first, through two annual incentive plans — the Annual Performance Plan and the Annual Incentive Plan; and second, through three-year incentive awards under the Long-Term Compensation Plan.
     Annual Performance Plan and Annual Incentive Plan. To fund awards under both the Annual Performance Plan and the Annual Incentive Plan, we establish corporate-level financial goals for our Chief Executive Officer and the other Named Executive Officers (including those who head our specific lines of business). The 2007 Corporate Performance Goal used to determine the total incentive opportunity for the CEO and his direct reports under the Annual Performance Plan was 0.5% of revenue (net interest income plus non interest income). For 2007 the Annual Incentive Plan goals consisted of threshold, target and maximum performance levels for each of:
•	an earnings per share target, which we refer to as EPS;

•	a return on equity target, which we refer to as ROE; and

•	an economic profit added target, which we refer to as EPA.
EPS measures profitability per share. EPS growth is easily compared to our peers, and this performance metric is commonly used by the investment community to communicate expectations of performance. ROE measures profitability relative to capital used to generate earnings, and also is easily compared to our peers. EPA measures profit generated in excess of the risk-adjusted cost of capital. This metric encourages our executives to allocate assets to purposes most likely to generate growth and returns. However, it is not easily compared to peers. For 2007, EPS was weighted at 50% and ROE and EPA at 25% each.
     To fund awards for our Named Executive Officers who head our specific lines of business ( Mr. Bunn and Ms. Mooney), we establish threshold, target and maximum performance levels for an adjusted Contribution Margin metric tailored to his or her line of business, in addition to the corporate-level EPS, ROE and EPA metrics described above. Contribution Margin is an internal management reporting metric that measures line of business profitability.
     Our Compensation and Organization Committee (the “Committee”) exercises its judgment to determine the payout amounts for our Named Executive Officers from their respective funded pool based on its evaluation of each executive’s performance against a “scorecard” that lists several financial and non-financial performance objectives, such as their business unit’s EPS, ROE, revenue, expense and credit quality goals, as well as a number of qualitative factors , including those related to regulatory compliance and

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February 7, 2008

leadership. The Committee selects and approves these objectives and factors for each Named Executive Officer, but does not establish weightings for these objectives for several reasons. First, many cannot be quantified. Second, each scorecard consists of five common categories with multiple objectives in each category. No single objective is more important than the others, and awards are not mathematically calculated. The Committee uses the executive’s performance against the scorecard objectives only as a guide or reference point in determining award payouts.
     Long-Term Compensation Plan. For each three-year performance award cycle established under our Long-Term Compensation Plan, we also set threshold, target and maximum performance levels for our Named Executive Officers consisting of:
•	an EPS target;

•	an ROE target; and

•	an EPA target.
The payout amounts are determined by comparing the Company’s performance as measured by these three financial metrics as well as against the EPS and ROE results of the Company’s peer group. For the 2005-2007 performance cycle, EPS was weighted at 50% and ROE and EPA at 25% each.
Current-Year and Future Performance Target Levels
     We continue to believe that disclosure of the specific EPS, ROE and EPA performance target levels (for both the corporate and line of business performance objectives) for the current fiscal year and future years would result in competitive harm for the Company when analyzed under the standard embodied by Exemption 4 of the Freedom of Information Act. We are providing this response to identify exactly how we believe our competitors could extrapolate strategic information from these EPS, ROE and EPA performance target levels and use this information to our detriment.
     As discussed in the 2007 Proxy Statement and our response to the Original Comment Letter, under both our annual and long-term incentive plans, we use financial and operating performance goals linked to our proprietary three-year strategic plan, which is reviewed and approved by the Board of Directors, to determine the compensation payable to our Named Executive Officers. The corporate-level EPS, ROE and EPA target levels that are set each year by the Committee do not just reflect single-year ambitions, but reflect the Committee’s expectations regarding our financial and operating performance over multiple years if the business model outlined in our three-year strategic plan is successfully executed.
     If we were to disclose our corporate level EPS, ROE and EPA performance target levels (the "Corporate Targets”) in future filings, our competitors would be able to

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February 7, 2008

“reverse-engineer”, based on their analysis of the Corporate Targets, our strategic goals for current-year and future earnings, as well as our strategic current-year and future goals for capital management. Once they are able to establish these goals, they then would be able to more closely and accurately track our progress against our strategic goals by reviewing and analyzing the information we provide in our quarterly earnings releases. At that point, they would not only be able to counter our planned business objectives but they would also be strongly positioned to estimate the anticipated incentive payouts to our Named Executive Officers for the current year or future years. With this knowledge of what we are likely to pay these executives, our competitors would then be able to attempt to lure these executives away by simply offering them incentive compensation opportunities that exceed those offered by us. This increased risk of losing key executive talent through this type of informed, targeted solicitation would adversely impact our ability to compete in our industry.
     To illustrate how a competitor could extrapolate strategic information from the Corporate Targets and use this information to gain a competitive advantage regarding our business, consider the following example. First, assume that we disclose an EPS target for the 2008-2010 performance period under our Long Term Compensation Plan of $9.82 coming off a base year of $2.80. Our competitors would be able to infer from this target our expectations of a projected constant growth rate of 8.0% — alternatively, if we established the target at $10.19, they would be able to infer our expectations of a projected constant growth rate of 10.0%. While these inferences are consistent with our published corporate goal of earnings growth in the 8% to 10% range, when this inference is supplemented by the disclosure of our ROE targets, our competitors would then be positioned to gain insight into our projected net income levels, as well as our capital management strategies. For example, if we have a history of returning 70% of earnings to our shareholders in the form of dividends and through share buy-backs, a 2008-2010 ROE target that implies our expectations of performance above this 70% level during that period could signal that we intend to pursue a more aggressive approach to share buy-backs during the next three years. Alternatively, if we were to disclose a 2008-2010 ROE target that implies our expectations of performance below this 70% level, this information could signal to our competitors that we intend to pursue more of an acquisition strategy during the next three years. Either way, our competitors would be able to discern key information based on our disclosure that would allow them to identify and counteract our anticipated strategies during the relevant performance period.
     In additional, if we were to disclose the target levels for our current-year line of business level adjusted Contribution Margin metric (the “Line of Business Targets”), our competitors would be able to analyze this information, together with the information contained in our quarterly earnings releases, to determine our progress against those goals. Should progress be weak, it may lead competitors to increase recruiting efforts against Named Executive Officers or others in the organization.
     We also note that these line of business target levels are subject to change throughout the year, making their disclosure potentially misleading. Organizational

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February 7, 2008

realignments that occur in a dynamic work environment, along with accounting methodology and expense allocation changes, all give rise to changes in targets when viewed from a line of business perspective.
     As demonstrated by the example provided above, disclosing current-year and future Corporate Targets and Line of Business Targets would make strategic information available to our competitors that could, in turn, result in competitive harm to the Company. While we believe that our competitors could extrapolate strategic information from our current-year and future Corporate Targets and Line of Business Targets under either our annual incentive plans or our three-year incentive plans, we view the target levels under our Long-Term Compensation plans to be particularly sensitive. Additionally, if a competitor that considers us a potential acquisition target or that is competing with us for a potential acquisition target was able to extrapolate the information and insight described above, we would be placed at a significant disadvantage in discussions and negotiations with the potential acquirer or target for acquisition As illustrated in the examples described above, we believe it is clear that disclosure of current-year and future Corporate Targets and Line of Business Targets would increase our vulnerability to acquisition and put us at a disadvantage as we look to acquire other entities in the shrinking financial services industry, which would cause us competitive harm as well as impact shareholder value.
Historical Performance Targets
     Information about historical performance targets, i.e. goals set for the most recently completed fiscal year and long-term performance period, is less certain to result in competitive harm because it reveals only past operations. Accordingly, in future filings, we will (1) disclose the specific historical performance target levels for EPS, ROE and EPA (at the corporate level) for the most recent annual and long-term performance periods and Contribution Margin at line of business level for the most recent annual incentive period that we used to determine our funding obligations, and (2) describe any other objective or subjective factors that we used to determine payout amounts, under our short-term or most recent long-term incentive compensation plans, to the extent such information is material to an investor’s understanding of our compensation program and decisions. In this regard, we note that we do not consider the individual “scorecard” objectives, outlined under “Background “ above, to be material.
     * * *
     In connection with our response to the Staff’s comment, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the 2007 Proxy Statement;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the 2007 Proxy Statement; and

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February 7, 2008

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
     If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-689-5109.

Sincerely,
/s/ Steven N. Bulloch
Steven N. Bulloch
Assistant Secretary